UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-42170

Collective Mining Ltd.

(Translation of registrant’s name into English)

82 Richmond Street East, 4th Floor

Toronto, Ontario

Canada, M5C 1P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Interim financial statements.
99.2	Interim Management Discussion and Analysis.
99.3	Form 52-109F2 - Certification of Interim Filings by CFO.
99.4	Form 52-109F2 - Certification of Interim Filings by CEO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2025

Collective Mining Ltd.

By:	/s/ Paul Begin
Name:	Paul Begin
Title:	Chief Financial Officer and Corporate Secretary

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